UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      (Amendment No. ___)*

                  VERTICAL COMMUNICATIONS, INC.
--------------------------------------------------------------------
                          (Name of Issuer)

               Common Stock, par value $0.01 per share
--------------------------------------------------------------------
                   (Title of Class of Securities)

                             04314L 20 5
                -------------------------------------
                            (CUSIP Number)

                         William Y. Tauscher
                  c/o Vertical Communications, Inc.
                          One Memorial Drive
                    Cambridge, Massachusetts 02142
                            (617) 354-0600
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            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          December 1, 2006
               --------------------------------------
                    (Date of Event which Requires
                      Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), (f) or (g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 04314L 20 5                                Page 2 of 4

  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            William Y. Tauscher

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [   ]
                                                          (b) [   ]

  3    SEC USE ONLY


  4    SOURCE OF FUNDS

            PF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)     [    ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America


                     7   SOLE VOTING POWER

    NUMBER OF               2,825,875 [FN-1]
     SHARES
  BENEFICIALLY       8   SHARED VOTING POWER
    OWNED BY
      EACH                  0
   REPORTING
     PERSON          9   SOLE DISPOSITIVE POWER
      WITH
                            2,825,875 [FN-1]

                    10   SHARED DISPOSITIVE POWER

                            0

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON

                      2,825,875 [FN-1]

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES     [   ]


       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.7%
       14         TYPE OF REPORTING PERSON

                      IN


-----------------------
FN-1 Consists of (a) 1,410,781 shares of Common Stock issuable upon exercise of options exercisable within 60 days, (b) 943,396 shares of Common Stock issuable upon conversion of the shares of the Issuer's Series E Convertible Preferred Stock, par value $1.00 per share (the "Series E Preferred Stock") held by the Reporting Person and (c) 471,698 shares issuable upon exercise of warrants to purchase common stock currently exercisable.

                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-1

ITEM 1.   Security and Issuer.
          -------------------

     This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Vertical Communications, Inc., a Delaware corporation (the "Issuer") and is being filed by William Y. Tauscher (the "Reporting Person"). The Issuer's principal executive offices are located at One Memorial Drive, Cambridge, Massachusetts 02142.

ITEM 2.   Identity and Background.
          -----------------------

        (a)  NAME.  The name of the Reporting Person is William Y.
             Tauscher.

        (b) BUSINESS ADDRESS. The business address for the Reporting Person is One Memorial Drive, Cambridge,
             Massachusetts 02142.

        (c) OCCUPATION AND EMPLOYMENT. The Reporting Person is the President, Chief Executive Officer and Chairman of the Board of the Issuer.

(d) and (e)  PROCEEDINGS.  During the previous five (5) years, the
             Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Citizenship. The Reporting Person is a citizen of the United States of America.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The Reporting Person utilized existing personal funds to effect the purchase of the shares of Series E Preferred Stock and the Warrants. The Options were granted pursuant to the Issuer's
2004 Stock Incentive Plan.

ITEM      4.   Purpose of Transaction.
          ---------------------

     The Series E Preferred Stock and the Warrants were acquired by the Reporting Person for investment purposes. The Reporting Person intends to periodically review his investment in the Issuer and, based on a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer. Proceeds from the Reporting Person's acquisition of the Series E Preferred Stock and the Warrants were used to fund in part the consideration for the merger of Vodavi Technology, Inc., a Delaware corporation with and into Vertical AcquisitionSub, Inc., a wholly owned subsidiary of the Issuer.

ITEM 5.   Interests in Securities of the Issuer.
          -------------------------------------

     (a)  AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES.  The
          Reporting Person is the record and beneficial owner of 2,825,875 shares of Common Stock of the Issuer, representing approximately 5.7% of the class.

     (b) POWER TO VOTE AND DISPOSE. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.

     (c) TRANSACTIONS WITHIN THE PAST 60 DAYS. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

     (d)  CERTAIN RIGHTS OF OTHER PERSONS.  Not applicable.

     (e)  DATE CEASED TO BE A 5% OWNER.  Not applicable.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

     The Reporting Person is a party to that certain Amended and Restated Securities Purchase Agreement, dated as of November 29, 2006 (the "Purchase Agreement"), by and the among the Issuer and the certain investors listed therein. In connection with the Purchase Agreement, the Reporting Person received a warrant to purchase 471,698 shares of the Issuer's Common Stock.

ITEM 7.   Material to be Filed as Exhibits.

          N/A




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

After reasonable inquiry, and to the best of the Reporting
Person's knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:  December 11, 2006


                                   /s/  WILLIAM Y. TAUSCHER
                              ------------------------------
                                   William Y. Tauscher

            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
        criminal violations (See 18 U.S.C. Section 1001).










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